August 7, 2013

Via FACSIMILE and EDGAR

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	William H. Thompson, Accounting Branch Chief Yolanda Guobadia

RE:	BIG CLIX, CORP. AMENDMENT NO. 1 TO 10-K FOR FISCAL YEAR ENDED JUNE 30, 2012 FILED SEPTEMBER 20, 2012 FILE NO. 333-168403

Mr. Thompson and Ms. Guobadia:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Big Clix, Corp. (the “Company”) dated May 22, 2013 regarding the above-referenced 10-K for the fiscal year ended June 30, 2012 (as amended)(the “10-K/A”).

For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Auditor’s Going Concern, page 3.

STAFF COMMENT 1:

Please revise to provide the date of the report of your auditors referenced in the first sentence of the risk factor.

RESPONSE:

We concur with the Staff and modified the risk factor to include the date of the auditor’s report.

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 15.

STAFF COMMENT 2:

Please note that the disclosure required by paragraph (a) of Item 304 of Regulation S-K need not be provided if it has been previously reported.  However, the disclosure required by paragraph (b) of Item 304 of Regulation S-K must be furnished, where required, notwithstanding any prior disclosure about eh account changes or disagreements.  As such, in future filings, please consider the instructions to Item 304 of Regulation S-K when providing the disclosures pursuant to Item 9 of Form 10-K.

RESPONSE:

We concur with the Staff and have item 9 to comply with Item 304 of Regulation S-K.

Item 9A. Controls and Procedures, page 15

STAFF COMMENT 3:

Please disclose the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report based on the evaluation of such controls and procedures required by Exchange Act Rules 13a-15(b) or 15d-15(b).  Also, please amend your quarterly reports on Form 10-Q filed February 7, 2013 and November 14, 2012 to provide the foregoing disclosure.  Refer to Item 307 of Regulation S-K.

RESPONSE:

We concur with the Staff and have item 9, controls and procedures, to comply with Item 307 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

STAFF COMMENT 4:

We note that ZS Consulting Group, LLP audited your financial statements as of and for the year ended June 30, 2011 and for the period from inception to June 30, 2011 as stated in its report dated September 15, 2011.  As such, please have your auditor revise its report to refer to the financial statements as of and for the year ended June 30, 2011 and for the period from inception through June 30, 2012 and to render an opinion on such financial statements.  Please refer to Rule 2-02 of Regulation S-X and Auditing Standards Codification, AU Section 508.08.

RESPONSE:

We concur with the Staff and have updated the auditor’s report to conform to Rule 2-02 of Regulation S-X and Auditing Standards Codification, AU Section 508.08.

Note 4.  Stockholder’s Equity, page F-9

STAFF COMMENT 5:

Common Stock, page F-9

We note your disclosure regarding the 13-for-1 stock split.  Please tell us your consideration of retroactively adjusting the weighted average number of common shares outstanding used in computing basic and diluted loss per common share for all periods presented to reflect the change in capital structure.  Please refer to ASC 260-10-55-12. Please also tell us your consideration of reflecting the stock split retroactively in the balance sheets.

RESPONSE:

We concur with the Staff and adjusted the weighted average number of shares in the financial statements to comply with ASC 260-10-55-12.

Exhibits 31.1 and 31.2

STAFF COMMENT 6:

Please revise the certifications to conform exactly to the certifications in Item 601(b)(31)(i)  of Regulation S-K.  Specifically, please revise paragraph 4 to refer to the registrant’s sole certifying officer throughout and to state that he is responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and to refer to the registrant rather than the small business issuer throughout the certifications.

RESPONSE:

We concur with the Staff and revised the Form 10-K certifications to comply with Item 601(b)(31)(i) of  Regulation S-K.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the 10-K/A to the undersigned at pat@brainblaze.com or 415-250-3020.

Sincerely,

/s/ Patrick Yore

Patrick Yore

Chief Executive Officer

Enclosure